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                           May 24, 2023

       W. L.    Perch    Nelson
       Chief Executive Officer
       American Hospitality Properties REIT II, Inc.
       14643 Dallas Parkway, Suite 970
       Dallas, TX 75201

                                                        Re: American
Hospitality Properties REIT II, Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted May 18,
2023
                                                            CIK 0001977210

       Dear W. L.    Perch    Nelson:

               Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your draft offering statement fails to include the appropriate financial statements required by Part F/S of Form 1-A because it omits the financial statements of American
       Hospitality Properties REIT, Inc.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Isabel
Rivera at 202-551-3518 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Kenneth L. Betts